Exhibit 99.11

LETTER OF CONSENT

I, Robert Carter, P. Eng., refer to (i) the Annual Report (“Annual Report”) on Form 40-F of HudBay Minerals Inc. (the “Registrant”) filed with the Securities and Exchange Commission on March 31, 2014 and (ii) Registration Statement No. 333-170295 on Form S-8 and Registration Statements No. 333-185723, 333-190801 and 333-193876 on Form F-10 (the “Registration Statements”). I consent to (i) the appearance of my name in the Annual Report and (ii) the incorporation by reference of my name in the Registration Statements.

Yours very truly,

/s/ Robert Carter
Robert Carter, P. Eng.

Dated: March 31, 2014